

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Edward S. Nekritz
Chief Legal Officer
Prologis, Inc.
1800 Wazee Street, Suite 500
Denver, CO 80202

      Re: Prologis, Inc.
          Registration Statement on Form S-4
          Filed July 18, 2022
          File No. 333-266200

Dear Mr. Nekritz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: Adam O. Emmerich, Esq.